March 12, 2023

VIA EDGAR

Cara Lubit
Robert Klein
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse AG Form 20-F for the Fiscal Year Ended December 31, 2021 Response Dated February 13, 2023 File No. 001-33434

Dear Ms. Lubit and Mr. Klein:

Credit Suisse AG (the “Bank” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 10, 2023, containing the Staff’s comments with respect to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on March 10, 2022 (the “2021 Form 20-F”).

For ease of reference, the Bank has repeated the Staff’s comments in italicized text prior to its responses. Defined terms in our responses that are not defined below are defined in the 2021 Form 20-F.

In addition, please refer to the disclosures set out in Annex A to Credit Suisse Group AG’s response to the letter from the Staff on the date hereof for the form of disclosures the Bank proposes to include in its Form 20-F for the Fiscal Year Ended December 31, 2022 to address the points below.

Notes to the Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Revisions of Prior Period Financial Statements, page 466

1.	We have reviewed the response you provided on February 13, 2023 in response to our comment letter dated January 17, 2023. We also have considered the discussions on March 8-10, 2023 with the Company and would like to better understand how you concluded that a broader risk assessment entity-level control material weakness did not exist as of December 31, 2022 and 2021. Please respond to the following:

•	We note in the root cause analysis you provided, you concluded the two cash flow control deficiencies resulted from missing controls designed to address the risks of presentation and disclosure to the financial statements. While you concluded that one control deficiency was remediated as of December 31, 2021, it does not appear that either control deficiency was linked to risk assessment. In light of the fact that there were indications of missing controls responsive to risks of material misstatements, explain how you believe there was not a failure in the risk assessment entity-level control component as of December 31, 2022 and 2021.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission March 12, 2023

We note the Staff’s concerns, and have now reassessed our position and performed additional procedures. We will report that we have, and have had, a material weakness in internal control over financial reporting as it relates to COSO Principle 7.

•	Given that the control deficiencies remained unremediated for several years, including periods prior to those presented in the December 31, 2021 Form 20-F, tell us how you concluded that this also was not indicative of potential risk assessment failures.

We acknowledge that the control deficiencies remained un-remediated for several years. As noted in our response dated February 13, 2023, management have continued to improve the risk assessment processes which led to the self-identification of the two deficiencies in 2021. We will report that we have had, and have, the material weakness described above.

2.	We have reviewed the response you provided on February 13, 2023 in response to our comment letter dated January 17, 2023. We also have considered the discussions on March 8-10, 2023 with the Company and would like to better understand how you concluded that a broader monitoring entity-level control material weakness did not exist as of December 31, 2022 and 2021. For the unremediated control deficiencies, the following items remain unclear as to how you arrived at the conclusions in your analysis:

•	why you consider the fact that the related transactions were limited, non-core, unique, and/or immaterial to be persuasive support for your conclusions, given the nature of the transactions and the company’s underlying business operations;

•	how your control deficiency evaluation considered the impact of the restatement of previously issued financial statements to reflect the correction of the error;

•	whether you considered the impacts of the magnitude of the potential error for 2019 through 2021 related to not only the individual line items but also the total operating, investing, and financing cash flows in reaching your conclusions, given that you identify these subtotals as important to users of the financial statements; and

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission March 12, 2023

•	when you completed the quantitative analysis of the potential magnitude, and whether it was complete at the time of the initial severity assessment or if you subsequently determined that a supplementary analysis was required.

Please tell us how you considered whether the impact of the potential error indicated any unidentified material weakness(es), including any with the monitoring entity-level control component related to principle 17 of the Committee of Sponsoring Organization of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013).

As the initial severity assessment for these deficiencies did not include a sufficient quantitative assessment of the could factor at the time of discovery of the error, management has concluded that there was a material weakness in the Bank’s internal control over financial reporting as of December 31, 2021 and which continued as of December 31, 2022, related to COSO Principle 17. Specifically, management’s severity assessment of certain control deficiencies did not sufficiently consider the magnitude of the potential misstatement that could result, but rather considered the actual error amongst other qualitative considerations for determining the potential impact and severity of a deficiency.

For completeness, we also address some of the Staff’s questions individually below.

The assessment that the particular items in question were limited, non-core, unique and/or immaterial relates to the fact that although they were activities that would form part of the actual operation of a legal entity; they were not lending and deposit taking, advisory and trading activities, which transactions are numerous in volume. Although at the time management determined it was appropriate to view them as less material, it has reassessed this approach as of December 31, 2022.

Management assessed the magnitude of the error at the time across both individual line items as well as the operating, investing and financing captions. However, management did not appropriately consider the magnitude of the potential misstatement that could result, performed calculations which we recognize could have been more complete, and considered the actual error amongst other qualitative considerations.

As regards the supplementary analysis, we determined this was required in our response of February 13, 2023, which we had not done to that level of quantification at that time.

3.	Please confirm that you have reassessed the root cause and severity for each unremediated control deficiency existing as of December 31, 2022 and their resulting impact to the risk assessment or monitoring entity-level components.

We confirm that we have reassessed the root cause and severity analysis for the control deficiencies existing as at December 31, 2022 and their resulting impact on the risk assessment or monitoring entity-level components. Our conclusions are set out in the responses to comments 1 and 2 above.

* * * * *

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission March 12, 2023

The Bank acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Bank hopes that its responses adequately address each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Robert Arbuthnott, Head of Group Finance and Chief Accounting Officer, in Zurich at 011-41-44-332-6261, Todd Runyan, Group Accountant, in Zurich at 011-41-44-334-8063, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, or me in Zurich at 011-41-44-333-1780.

Very truly yours,

CREDIT SUISSE AG

/s/ Dixit Joshi
Dixit Joshi
Chief Financial Officer

cc:	Mirko Bianchi
Chairman of the Audit Committee Credit Suisse AG

Sebastian R. Sperber, Esq.
Cleary Gottlieb Steen & Hamilton LLP